EXHIBIT 11

COMPUTATION OF EARNINGS PER COMMON SHARE

Years Ended December 27, 2008, December 29, 2007 and December 30, 2006

(Dollars in thousands, except share and per share amounts, unless otherwise indicated)

	December 27,	December 29,	December 30,
	2008	2007	2006
Diluted earnings
Net income applicable to common stock	$(39,805)	$6,769	$6,356

Shares
Weighted average number of common shares outstanding	12,647,127	11,970,042	11,773,301
Common stock equivalents	—	514,597	261,364

Total	12,647,127	12,484,639	12,034,665

Diluted earnings per common share	$(3.15)	$.54	$.53

Basic
Net income applicable to common stock	$(39,805)	$6,769	$6,356

Shares
Weighted average number of common shares outstanding	12,647,127	11,970,042	11,773,301

Basic earnings per common share	$(3.15)	$.57	$.54